Q3 INTERIM REPORT TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
www.brascancorp.com NYSE: BAM / TSX: BAM.LV.A

UNAUDITED	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2005	2004

Net income	$736	$133	$1,511	$468
— per share	$2.73	$0.49	$5.58	$1.73
Cash flow from operations	$286	$188	$656	$493
— per share	$1.04	$0.70	$2.37	$1.83

Fellow Shareholders:
We continue to make progress in our evolution as a specialist asset manager. Highlights this quarter include establishing new institutional fund relationships, an increase in assets under management and the sale of our remaining interest in Falconbridge — completing our strategy of withdrawing capital from our more cyclical natural resource investments.
In September we announced our intention to change the name of the company from Brascan Corporation to Brookfield Asset Management Inc. While changing from a name that has over 100 years of history operating around the world is not to be done lightly, we believe this is the most effective way to accomplish our objective of establishing one common brand name for our entire operating platform.
We will continue our focus on building our operations and redeploying capital to expand our assets under management. We expect this growth to result in increased contribution from management fees which, in combination with the return on the capital we have deployed within our operating assets, should increase our overall return on equity.
FINANCIAL RESULTS
We reported net income of $736 million, or $2.73 per share, for the three months ended September 30, 2005. This includes a sizable gain reported on the disposition of our investment position in Falconbridge. For the nine months ended September 30, 2005, net income totalled $1.5 billion. While part of this performance is derived from one-time dispositions, it is nonetheless the largest net income ever reported by your company.
Cash flow from operations, excluding the Falconbridge gain, totalled $286 million for the three months ended September 30, 2005, or $1.04 per share, an increase of 49% over the same period last year on a per share basis.
Lastly, our financial position has never been stronger and we look forward to being able to wisely invest the $4 billion of financial liquidity, and the $800 million of free cash flow which is generated annually by our operations.
BUSINESS INITIATIVES
During the third quarter, we successfully completed a number of initiatives within our operating plans.
In August, we sold nearly all of our remaining 20% investment in Falconbridge to Xstrata plc for approximately $1.7 billion. This sale is in addition to the monetization of approximately 50 million common shares in the second quarter for approximately $1 billion, and completes the monetization plan for our resource investments which commenced three years ago. Subsequent to quarter end, Canadian-based Inco announced a takeover offer for Falconbridge. We continue to own $570 million of preferred shares of Falconbridge, which are redeemable on any change of control, and should Xstrata bid for Falconbridge and succeed prior to next April, we will receive a top-up payment on the shares which we sold to them at C$28.00 per share.
We have now completed our C$2 billion bid to acquire O&Y Properties and O&Y REIT, which together own a 10.8 million square foot portfolio comprising 24 office properties in five Canadian cities, including First Canadian Place in downtown Toronto. This portfolio acquisition constitutes a new core Canadian office fund, in which we own a 25% interest and are managing on behalf of our institutional co-investors.

Our Brascan Real Estate Opportunity Fund acquired a large portfolio of industrial properties totalling 3.2 million square feet in seven major U.S. markets for $177 million. We now hold assets in this Fund of approximately $500 million and expect to soon start raising additional capital from institutional investors.
We sold our wholly-owned Royal LePage Commercial property brokerage operations to Cushman & Wakefield, a global real estate services firm. While a successful business, Royal LePage Commercial was not core to our asset management activities and we believed it was more valuable to a global industry player. This sale did not include either our real estate investment banking or our residential brokerage operations, both of which we continue to own and plan to expand.
Over the past five years, we have been committed to share buybacks as a means of putting our capital to work at attractive returns. During the quarter, we announced a substantial issuer bid for the repurchase of up to $500 million of our common shares at a price of $41.00 per share. If successful, this will enable us to catch up on our share repurchase program which has been less active in the past 12 months as a result of many corporate initiatives underway.
Lastly, with a yield curve that is nearly inverted, we see little utility in having floating rate debt and taking the risk that interest rates may increase further. During the quarter, we continued our program of locking in long term financing in this continued low interest rate environment. We also continued to maintain our overlay strategy of maintaining incremental fixed rate liabilities to hedge a portion of our asset base.
OPERATING HIGHLIGHTS
During the quarter, we maintained our focus on strengthening our cash flow from operations and increasing our return on capital.
Property
The underlying fundamentals (lease rates and vacancies) in our commercial real estate markets continue to improve. In North America, we leased a total of 800,000 square feet of space, and year to date, we have leased 2.9 million square feet. Of note is a 200,000 square foot expansion with American Express at Three World Financial Center and a new lease in one of our Washington properties, bringing our occupancy rate in this new market to 98%. At the end of the third quarter, our total occupancy rate across the North American portfolio increased to 94% from 93%.
Goldman Sachs announced they will construct a 2 million square foot office tower at our World Financial Center complex for their head office. This development will have a positive impact on the value of our other properties in and around the World Financial Center and represents significant confidence in lower Manhattan.
In addition to an increase in demand for office space in North America, we are also seeing increased demand for high quality office space in the U.K. Subsequent to quarter end, the organizing committee for the 2012 Olympics in London leased three floors representing nearly 100,000 square feet of space in Churchill Place, one of the office properties in the Canary Wharf Estate. Occupancy at Canary Wharf is now over 90%. A £400 million dividend was paid to shareholders in the third quarter. Our share was £62 million ($110 million), and the published net asset value of the company has increased by approximately 40% since we made our investment.
The North American housing market remains strong, driven by the low interest rate environment and continued consumer confidence in housing as a solid investment alternative. The performance of our own operations reflect these positive market dynamics, particularly in California, and Alberta, where the fundamentals of the oil and gas industry are creating significant demand for new homes. We have 100% of our planned home closings for 2005 in hand and are now forward selling 2006 sales. As a result, and as the fourth quarter is cyclically our strongest quarter in these operations, we should see very positive results for the balance of the year.
We are also close to finalizing the funding for the Brookfield Core Office Fund, which will be focused on investing in U.S. commercial office properties. Our investment in this fund will be $300 million, made and managed through Brookfield Properties, and so far we have the commitment of two large institutional investors for a further $550 million. We are also moving to close our $600 million Brazilian Retail Real Estate Fund. The Retail Fund, which is targeted to close by year end, will be seeded with select properties that we currently own.
Power Generation
Our power operations delivered positive financial and operating results in the third quarter, despite below average hydrology in Ontario, Quebec and Louisiana. Total generation increased 17% over the same period last year to 2,176 gigawatt hours (GWh), as a result of acquisitions, partly offset by lower water levels and production from existing facilities. Operating cash flow increased 44% during the quarter, driven in part by the contributions from the facilities in New York, New England and Brazil which we acquired in 2004 and 2005. In addition, we benefitted from the increase in energy prices and the flexibility inherent in our water storage capacity which allows us to opportunistically dispatch available generation during higher priced periods.

2	Brookfield Asset Management Inc.

While 80% of our power revenues are under contract for the next two years, we will still benefit from the higher price energy environment by opportunistically dispatching our non-contracted power at peak periods. With our average contracted price being approximately $50/MWh in an environment where prices exceed $70/MWh, we will continue to benefit as earlier maturing contracts roll off, and electricity prices remains high.
We continue to look for opportunities to expand our power operations. Subsequent to quarter end, we acquired the remaining 50% interest in the 30 MW Passo do Meio hydroelectric facility in Brazil, along with the four other hydroelectric development sites in various stages of design and licensing, bringing to 12 the number of hydroelectric facilities we own and manage in Brazil.
Timber and Infrastructure
Our Island Timber Fund performed in line with expectations in its first full quarter of operations, and we successfully completed a $410 million 19 year 6.0% debt issue secured by the fund’s timberlands. We are also reviewing opportunities within our timberland holdings for higher and better uses. We believe that over time we can convert many of these lands to residential, retail and resort developments with help from our other real estate operations. In the interim, we continue to harvest on a sustainable basis one of the highest quality timber resources in North America.
Our electrical transmission and distribution operations performed on plan, and the expansion of our transmission system in Northern Ontario was completed during the quarter. This investment of nearly $100 million will begin to contribute to results in the fourth quarter.
We are continuing to review other timber and transmission infrastructure acquisition opportunities for the creation of new funds. We are also actively looking at other infrastructure opportunities which have the similar investment profiles as our current operations.
Specialist Investment Funds
Since the second quarter, we have significantly expanded the activities of our specialist investment funds and made progress toward the launch of a number of new funds.
During the third quarter, our Real Estate Finance Fund committed over $270 million in real estate mortgage loans and other related investments. In addition, the fund negotiated the sale of our investment in Criimi Mae, a commercial mortgage REIT in the U.S. The fund is anticipated to generate a substantial return on this investment made three years ago.
The Tricap Restructuring Fund received court approval for its plan to finance the restructuring of Stelco, with the support of the Ontario Government. The financing, comprised of a C$350 million term loan, C$75 million in convertible bonds, and a C$100 million loan from the Ontario Government, is scheduled to be presented to creditors in mid November.
Our Bridge Lending Fund was also active during the quarter. The fund, which is focused on providing funding for mid-sized companies in industries in which we have expertise, closed $200 million of bridge loans in the quarter.
The acquisition earlier this year of Hyperion Capital, with $13 billion under management, primarily in real estate-related securities, has provided us with a significant platform for increasing the amount of public securities we have under management. Since April, assets under management in our public securities group increased by more than $2.5 billion, including the successful launch of two listed retail closed end funds in the Canadian market and a $435 million private placement for the Crystal River mortgage REIT in the U.S.
OUTLOOK
We have made solid progress over the past nine months in expanding our asset management platform and monetizing our cyclical resource investments. As we look ahead to the end of the year and beyond, we will continue to work towards our long term objective of expanding our assets under management, with the goal of increasing cash flow and intrinsic value on a per share basis for our shareholders.
Thank you for your continued support and advice.
J. Bruce Flatt
Managing Partner and Chief Executive Officer
November 3, 2005

Q3/2005 INTERIM REPORT	3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
This section of our interim report presents management’s discussion and analysis of our financial results (“MD&A”) and is followed by our consolidated financial statements for the most recent period. The MD&A is intended to provide you with an assessment of our performance during the most recent quarter and over the first nine months of 2005 and the comparable periods in the prior year, as well as our financial position, performance objectives and future prospects. The basis of presentation in the MD&A is the same as that used for our consolidated financial statements with two principal exceptions: much of the discussion of performance is based primarily on operating cash flow, which is how we benchmark performance and assess value; and our operations are grouped according to how we manage the business, which differs in certain ways from the presentation prescribed by generally accepted accounting principles (“GAAP”). We also provide a full reconciliation to our consolidated financial statements, including net income, and an assessment of our performance on that basis as well. Further discussion of our focus on operating cash flows and the difference between this measure and net income is contained in the MD&A in our most recent annual report.
The information in this section should be read in conjunction with our unaudited consolidated financial statements, which are included on pages 25 through 30 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brascancorp.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the quarterly report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries.
Summary of Operating Results
Financial results for the third quarter of 2005 were strong. We reported net income of $736 million for the quarter, bringing our net income for the nine months to date to $1.5 billion. The results included a substantial gain from the monetization of our investment in Falconbridge Limited. Operating cash flow per share, excluding the Falconbridge gain and other non-cash items, increased by 49% over the same quarter last year.
The following is a summarized statement of our financial position and operating cash flows:

	Book Value		Operating Cash Flow
	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2005	2004[1]	2005	2004[1]

Operating Assets / Net Operating Income
Core operations
Property	$10,334	$9,289	$387	$241	$879	$677
Power generation	3,636	3,048	98	68	361	213
Funds management	4,926	4,719	62	61	306	212

	18,896	17,056	547	370	1,546	1,102
Cash and financial assets	3,635	1,400	39	17	72	38
Receivables and other assets[2]	3,683	1,551	41	67	67	148

	26,214	20,007	627	454	1,685	1,288

Less: Financial Obligations/ Expenses
Property specific mortgages	8,112	6,045	137	84	378	238
Other debt of subsidiaries	2,481	2,373	28	29	116	96
Corporate borrowings	1,685	1,675	30	21	91	64
Accounts payable and other liabilities[3]	5,086	2,719	49	38	142	93
Capital securities	1,598	1,548	23	20	67	56
Minority interests of others in assets	2,076	1,780	74	74	235	248

Operating cash flow and gains	5,176	3,867	286	188	656	493
Corporate preferred shares	590	590	8	6	25	17

Common equity / Operating cash flow for common shares	$4,586	$3,277	$278	$182	$631	$476

Per common share	$17.74	$12.76	$1.04	$0.70	$2.37	$1.83

1	Revised to conform to current presentation

2	Associated operating cash flow represents disposition gains and other income

3	Associated operating cash flow represents operating costs and cash income taxes

4	Brookfield Asset Management Inc.

Cash Flow From Operations
Overall, our operations performed in line with expectations. Cash flow from operations for the three months ended September 30, 2005 totalled $286 million prior to corporate preferred share dividends, compared with $188 million in the same period last year. For the nine months to date, cash flow from operations totalled $656 million compared with $493 million in the comparable period last year. This represents growth of 49% on a per share basis, which exceeds our target of increasing cash flows at an annual rate of between 12% and 15% over the long term, and as a result, shareholders should not expect this pace of growth in the future.
Property operations generated cash flow of $387 million during the quarter which included a $110 million dividend from our investment in Canary Wharf Group, plc. Cash flow for the same period last year was $241 million. This dividend, which is the first distribution by Canary Wharf since we acquired an ownership interest, represents a 14% yield since our initial investment in April 2003. Excluding the dividend from Canary Wharf, cash flow from property operations increased by 15% on a quarter over quarter basis. Residential property operations demonstrated strong growth, and the outlook for the balance of the year remains favourable. Commercial properties continue to produce stable cash flows that were relatively unchanged from the comparable period.
The contribution from our power generating operations increased by 44% on a quarter over quarter basis, due principally to the acquisition of our New York operations in the fourth quarter of last year and the consolidation of our Louisiana facilities. Increases in pricing during the quarter partially offset generation that was below long term average levels due to low water inflows throughout the summer. Current reservoir levels are closer to average overall. In addition, due to a strong pricing environment, the outlook for the balance of the year is positive.
We continued to expand our funds management activities which has resulted in increased contribution. Our Timberland Fund, which includes the recently acquired coastal British Columbia timberlands, contributed positively during the quarter, and we benefitted from favourable performances in a number of our other investment funds.
During the quarter we sold our wholly-owned Royal LePage commercial property brokerage operation to Cushman & Wakefield and recorded a gain of $28 million. In the same quarter in the prior year we recorded a gain of $63 million on the sale of 10 million shares of our investment in Norbord.
Interest expense increased over the comparable quarter, reflecting additional non-recourse property specific debt arranged to finance our long term high quality assets, as well as a shift from floating rate to fixed rate interest payments, which tend to be higher but less volatile.
Net Income
Net income increased substantially in the quarter, reflecting the gain of $785 million ($636 million net of tax) on the sale of our investment in Falconbridge. This was offset in part by a decrease in the level of equity accounted earnings from our investment in Norbord and Falconbridge due mainly to a reduction in our ownership position in each of these investments compared with the prior quarter. In addition, the prior period results include the gain on Norbord referred to above, which was significantly larger than the gain on the sale of our commercial brokerage operations in the current quarter. Net income is reconciled to cash flow as set forth below:

	Three Months Ended		Nine Months Ended
PERIODS ENDED SEPTEMBER 30 (US$ MILLIONS)	2005	2004[1]	2005	2004[1]

Operating cash flow and gains	$286	$188	$656	$493
Less: dividends from Falconbridge and Norbord	(5)	(15)	(81)	(47)
dividend from Canary Wharf	(110)	—	(110)	—

	171	173	465	446

Non-cash items
Equity accounted income from investments	34	79	210	270
Gains on disposition of Falconbridge	785	—	1,350	—
Depreciation and amortization	(102)	(60)	(271)	(172)
Future income taxes and other provisions	(180)	(107)	(329)	(193)
Minority share of non-cash items	28	48	86	117

Net income	$736	$133	$1,511	$468

1	Revised to conform to current presentation
Depreciation and amortization increased in the recent quarter compared with the same quarter last year due to the acquisition of additional property, power and timberland assets. We are required to record depreciation expense in a manner prescribed by GAAP; however we caution that this implies that these assets decline in value on a pre-determined basis over time, whereas we believe that the value of these assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period.

Q3/2005 INTERIM REPORT	5

Equity accounted income from Falconbridge, Norbord and Fraser Papers contributed $34 million during the quarter compared to $79 million for the same period in 2004. The current quarter included only one month of equity accounted earnings from our investment in Falconbridge, due to the monetization of nearly all of our remaining investment during the quarter. Norbord continued to benefit from a strong price environment for their principal products, as well as increases in production volumes, although results were lower than the results reported in the same quarter last year during which OSB prices were particularly strong and our ownership position was higher.
We recorded a gain of $785 million ($636 million net of tax) on the final monetization of our investment in Falconbridge during the quarter through the sale of approximately 73 million common shares to Xstrata plc for proceeds of approximately $1.7 billion. Proceeds included $1.3 billion of cash and $375 million of convertible debentures of Xstrata. Combined with the reorganization and partial monetization of our investment in the second quarter, these transactions resulted in an aggregate pre-tax gain of $1.4 billion ($1.1 billion net of tax) on proceeds of $2.6 billion.
Future income taxes and other provisions include non-cash charges in respect of GAAP prescribed tax obligations as well as the impact of revaluation gains and losses. These items are discussed further on page 18.
Minority share of non-cash items reflects the extent to which the foregoing items are attributable to co-investors in our funds and operating businesses, primarily our commercial and residential property operations.
FINANCIAL PROFILE
Total assets at book value increased to $26.2 billion as at September 30, 2005 from $24.9 billion at the end of the preceding quarter. The increase was mainly due to the addition of property, power and infrastructure assets to the balance sheet.
The following is a summarized statement of our financial position and employment of capital as at September 30, 2005, June 30, 2005 and December 31, 2004:

	Book Value
	September 30	June 30	December 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2005	2004[1]

Assets
Property [2]	$10,334	$10,217	$9,289
Power generation	3,636	3,520	3,048
Funds management	4,926	5,538	4,719

	18,896	19,275	17,056
Cash and financial assets	3,635	2,405	1,400
Accounts receivable and other	3,683	3,199	1,551

	$26,214	$24,879	$20,007

Liabilities and Shareholders’ Equity
Liabilities
Non-recourse borrowings
Property specific mortgages	$8,112	$7,865	$6,045
Other debt of subsidiaries	2,481	2,544	2,373
Corporate borrowings	1,685	1,832	1,675
Accounts payable and other liabilities	5,086	4,576	2,719
Capital securities	1,598	1,513	1,548
Minority interests of others in assets	2,076	2,087	1,780
Preferred equity	590	590	590
Common equity	4,586	3,872	3,277

	7,252	6,549	5,647

	$26,214	$24,879	$20,007

Per common share	$17.74	$15.07	$12.76

1	Revised to present certain preferred shares and preferred securities as capital securities

2	The company’s interest in Canary Wharf Group, plc is included in “Property”, whereas it is included in “Funds Management” in the consolidated financial statements

6	Brookfield Asset Management Inc.

The assets deployed in our property operations increased modestly during the quarter as higher home sales in our residential property business increased work in progress. Power generating assets increased by $116 million largely due to acquisitions completed during the quarter in the northeast United States and Brazil. The decrease in funds management assets reflects the reduction in our common share investment in Falconbridge. Cash and financial assets increased due to the receipt of $1.7 billion in cash and convertible debentures during the quarter from the monetization of our Falconbridge common share investment, and the increase in accounts receivable and other is due to acquisitions and increased activity during the quarter.
Liabilities and shareholders interests increased during the quarter, reflecting the increase in assets. Non-recourse borrowings increased by $184 million in aggregate, due principally to additional asset specific financing to fund the acquisition of our industrial and commercial real estate portfolio in our real estate opportunity fund. Corporate borrowings decreased as a result of a reduction in our short-term borrowings with liquidity generated during the quarter. Accounts payable increased modestly as a result of increased activity and business acquisitions. Shareholders’ interests increased by $703 million in aggregate due primarily to the strong earnings recorded during the quarter, including unremitted earnings attributable to holders of minority interests in our assets.
Our asset base continues to be financed primarily with long-term non-recourse borrowings and shareholders’ interests, and we continue to manage our capitalization to provide stable low risk leverage to our common shareholders, and thereby achieve a relatively low overall cost of capital while at the same time striving to achieve an annualized cash return on equity of 15% or more.
OPERATIONS REVIEW
Property
Our property operations consist of commercial office properties, residential properties, development properties and property services activities. In total, we manage approximately 170 million square feet of real estate properties. This includes our own commercial properties, those managed for institutional investors and third party managed properties. These operations are located predominantly in North America, but also include operations in Europe and South America.
The composition of the company’s property assets and the associated operating cash flows are as follows:

	Book Value		Operating Cash Flow		Operating Cash Flow
	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Commercial properties	$8,244	$7,470	$283	$170	$634	$521
Residential properties	1,152	818	89	62	219	139
Development properties	897	950	2	1	2	1
Property services	41	51	13	8	24	16

	$10,334	$9,289	$387	$241	$879	$677

The acquisition of 20 Canada Square in London, U.K. accounts for most of the increase in book value since December 31, 2004. Our commercial property operations showed stable operating income on a same property basis, benefitted from the addition of our Washington, D.C. properties during 2004, and we included a $110 million dividend from our common share investment in Canary Wharf Group, plc. This dividend represents a 14% return on our investment since our initial investment. Excluding the dividend from Canary Wharf, the cash flow for the third quarter increased by 15%, reflecting continued growth in our residential operations and an increased contribution from property services.
Commercial Properties
Commercial properties generated $283 million of operating cash flows during the quarter. The composition of the commercial property portfolio owned by the company at the end of the third quarter of 2005, together with associated cash flows, was as follows:

Q3/2005 INTERIM REPORT	7

	Leasable Area[1]		Book Value		Operating Cash Flow		Operating Cash Flow
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
	2005	2004	2005	2004	2005	2004	2005	2004
	(000 SQ.FT.)		(US$ MILLIONS)		(US$ MILLIONS)		(US$ MILLIONS)
New York, New York	10,738	9,506	$3,885	$3,576	$87	$97	$271	$309
Boston, Massachusetts	1,103	1,103	327	328	8	8	24	26
Toronto, Ontario	5,050	4,777	1,125	1,068	23	22	68	63
Calgary, Alberta	3,166	3,166	457	448	14	13	42	40
Washington, D.C.	1,557	1,557	443	439	9	6	27	13

	21,614	20,109	6,237	5,859	141	146	432	451
Denver, Colorado	2,811	2,811	365	370	9	8	26	22
Minneapolis, Minnesota	3,008	3,008	423	414	5	5	16	15
Other North America	926	926	89	84	3	6	11	15
Rio de Janeiro, São Paulo, Brazil	2,391	2,292	286	293	7	5	20	18
London, United Kingdom	2,173	1,617	844	450	118	—	129	—

Total [2]	32,923	30,763	$8,244	$7,470	$283	$170	$634	$521

1	Effective interest

2	Excludes development sites
Approximately 82% of commercial property net income is generated from our five core North American markets: New York, Boston, Toronto, Calgary and Washington. We intend to continue our strategy of concentrating our operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets. Three World Financial Center in New York and Hudson’s Bay Centre in Toronto both reached the operational stage during the first quarter and, accordingly, were transferred from development properties. In addition, we acquired 20 Canada Square, a 555,000 square foot building located in the Canary Wharf Estate, London, U.K., and subsequently secured a long term lease for 100,000 square feet in this property with a new tenant.
During the quarter we leased approximately 800,000 square feet of space, increasing our occupancy rate to 94% across the portfolio, and 95% within our core markets.
The components of the change in commercial property operating cash flow from period to period are as follows:

	Operating Cash Flow
PERIODS ENDED SEPTEMBER 30, 2005 (US$ MILLIONS)	Three months ended	Nine months ended

Prior period’s net operating income before lease termination income and property gains	$170	$521
Changes due to:
Change in occupancy	(1)	(1)
Straight-line rental income	(1)	(1)
Non-recurring fee and other income	(3)	(19)
Acquisitions and dispositions, net	8	24
Dividend from Canary Wharf Group, plc	110	110

Current period’s net operating income	$283	$634

The variance in operating cash flow between the third quarters of 2005 and 2004, excluding the Canary Wharf dividend, is due principally to additional net operating income from newly acquired properties located in Washington D.C. and London, U.K., offset in part by lower leasing fees attributable to our New York properties in the current quarter.
Residential Properties
Our residential property business consists primarily of single family home building across North America, with our established niche being the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations in California and Washington, D.C. area. We also build residential condominiums in Brazil and build homes and develop lots in Toronto, Calgary and Edmonton, and have done so successfully for over 20 years. The capital deployed and the cash flows generated by these operations over the past two years are as follows:

8	Brookfield Asset Management Inc.

	Book Value		Operating Cash Flow[1]		Operating Cash Flow [1]
	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

United States	$907	$636	$61	$49	$147	$95
Canada	167	106	24	8	56	24
Brazil	78	76	4	5	16	20

Total	$1,152	$818	$89	$62	$219	$139

1	Revenue less cost of sales
The increase in book value is due to the normal seasonal build-out of inventory. The typical pattern is that most of the deliveries and the recording of the associated sales take place in the second half of the year, particularly the fourth quarter.
Operating cash flow from our residential operations increased to $89 million in the third quarter of 2005, up from $62 million in 2004. This increase reflected increased volumes, higher selling prices and improved margins on home sales, particularly in our California and Alberta operations. Our major markets continued to experience strong demand due to favourable economic fundamentals and demographic trends and we currently have orders representing 100% of our projected 2005 deliveries and are now selling 2006 deliveries. We own approximately 50% of the equity capital in our U.S. and Canadian operations and, accordingly, a corresponding proportion of the increased returns accrue to other investors and is reflected as minority interests of others in assets.
Homes and lots delivered, together with the associated revenues are as follows:

	Three months ended		Nine months ended
PERIODS ENDED SEPTEMBER 30 (US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2005	2004	2005	2004

Units delivered
Homes	788	796	1,813	2,114
Lots	1,956	1,518	4,419	3,765

Revenues
Homes	$360	$373	$853	$781
Lots	137	39	255	112

Development Properties
Development properties consist of commercial property development sites, density rights and related infrastructure; residential lots owned and under option; and rural land held pending development into income producing assets or for sale to other users. These assets are owned with the expectation of adding value through obtaining building entitlements or for conversion into cash flow generating real estate.
The composition of our development properties at September 30, 2005 and December 31, 2004 was as follows:

		Book Value		Operating Cash Flow
		Sept. 30	Dec. 31	Three months ended Sept. 30
US$ MILLIONS	Potential Development	2005	2004	2005	2004

Commercial development properties	19.0 million sq. ft.	$396	$603	$—	$—

Residential lots — owned	42,200 lots	276	263	—	—
— optioned	17,200 lots	68	45	—	—

	59,400 lots

Rural development properties — Brazil	135,000 acres	39	39	2	1
— Canada	32,000 acres	118	—	—	—

	167,000 acres

Total		$897	$950	$2	$1

Total book value of development properties decreased $53 million during the first nine months, primarily, as a result of both Three World Financial Center and Hudson’s Bay Centre reaching the operational stage and being transferred into our core commercial property portfolio, offset by the purchase of rural development properties. Rural development properties include land acquired in connection with a major timberland purchase which will be developed into higher and better use, including residential communities. We do not typically record ongoing operating cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is recorded, or until the property is transferred into operations.

Q3/2005 INTERIM REPORT	9

Property Services
We operate a broad array of property services which leverage our industry presence. These services include investment banking services, and residential and commercial property services. We sold our Royal LePage Canadian commercial property brokerage business during the quarter to Cushman & Wakefield for $70 million. A $28 million gain was recorded in disposition gains.
Although the aggregate operating cash flow from property services is relatively small in comparison to that generated by our other property operations, the return on capital employed is typically high. In addition to benefitting our clients, these operations complement our other property operations and broaden our market knowledge.
Power Generating Operations
Our power generating operations, which include over 130 power generating stations, are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues by timing generation to concentrate the sale of power during periods of high demand. The composition of our power generating operations and the associated operating cash flows is as follows:

	Total Capacity (MW)		Book Value		Operating Cash Flow[1]
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004	2005	2004

Hydroelectric Facilities
Ontario	847	847	$917	$914	$20	$24	$62	$68
Quebec	268	266	372	359	7	11	41	43
British Columbia	127	127	130	127	4	4	12	10
New England	801	174	303	262	5	8	26	27
New York [2]	730	674	889	839	16	—	78	—
Louisiana	192	192	501	243	14	3	96	23
Brazil	205	102	201	60	13	3	23	6

	3,170	2,382	3,313	2,804	79	53	338	177
Other operations	215	240	323	244	19	15	23	36

Total	3,385	2,622	$3,636	$3,048	$98	$68	$361	$213

1 Revenues net of direct operating expenses
2 Includes operations in Pennsylvania and Maryland
The book value of our power generating assets increased from December 31, 2004 due to the addition and consolidation of power generating operations in the New York region, New England, Louisiana and Brazil.
The following table illustrates the components of the change in operating cash flow from the company’s power generating business:

	Operating Cash Flow
PERIODS ENDED SEPTEMBER 30, 2005 (US$ MILLIONS)	Three months ended	Nine months ended

Prior period’s net operating income	$68	$213
Hydrology variations within existing capacity	(15)	(39)
Variation in prices and operational improvements	12	22
New capacity additions	22	92
Louisiana HydroElectric	11	73

Current period’s net operating income	$98	$361

Operating cash flow increased from $68 million to $98 million for the three months. The two major contributors to the increase in operating cash flows were capacity additions and strong pricing during the summer in all markets. The New York operations, acquired in the fourth quarter of 2004, contributed $16 million, which was higher than our initial projections due to better than expected pricing. We are actively working to lock in favourable pricing for an extended period of time, consistent with our strategy of securing the value of our assets with long-term revenue contracts.
The following table presents the actual generation during the quarter compared to long-term average generation for both existing and recently acquired facilities:

10	Brookfield Asset Management Inc.

	2005			2004
	Long-term	Actual		Long-term	Actual
THREE MONTHS ENDED SEPTEMBER 30 (GIGAWATT HOURS)	Average	Production	Variance	Average	Production	Variance

Existing Capacity
Ontario	778	564	(214)	771	733	(38)
Quebec	403	250	(153)	375	367	(8)
New England	240	258	18	243	229	(14)
Other	175	169	(6)	167	146	(21)

	1,596	1,241	(355)	1,556	1,475	(81)
Louisiana	152	110	(42)	174	227	53

	1,748	1,351	(397)	1,730	1,702	(28)
Acquisitions — during 2005	217	237	20	—	—	—
Acquisitions — during 2004	582	588	6	160	164	4

Total	2,547	2,176	(371)	1,890	1,866	(24)

Hydrology conditions during the quarter were below long-term averages, representing a decline from the water conditions of the comparable quarter last year, which were consistent with long-term averages. The decrease in generation from facilities existing in the prior period was more than offset by subsequent acquisitions, and revenues benefitted from improved pricing and the contribution from ancillary revenues.
The following table illustrates revenues and operating costs for the company’s hydroelectric facilities:

	2005				2004
THREE MONTHS ENDED SEPTEMBER 30	Actual	Operating	Operating		Actual	Operating	Operating
(GWH AND US$ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	564	$27	$7	$20	733	$32	$8	$24
Quebec	250	12	5	7	367	16	5	11
New England	258	13	8	5	229	14	6	8
New York	598	34	18	16	—	1	1	—
Louisiana	110	18	4	14	227	3	—	3
Other	396	22	5	17	310	8	1	7

Total	2,176	$126	$47	$79	1,866	$74	$21	$53

Per MWh		$60	$22	$38		$40	$11	$29

Realized prices, which reflect ancillary revenues and the impact of peak hour pricing in addition to contracted prices, increased over the comparable period due to improved pricing and the acquisition of facilities in higher price regions. Generating costs per megawatt hour increased due to the acquisition and consolidation of operations in New York and Louisiana, as well as the impact of lower production levels.
Contract Profile
We endeavour to maximize the stability and predictability of our power generating revenues through the use of contracts to minimize the impact of price fluctuations, by diversifying watersheds and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.
A significant portion of our projected revenues are subject to long-term bilateral and fixed-price power sales contracts and regulated rate-base arrangements. Our long-term sales contracts have an average term of 14 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. We also use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation.
All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during higher-priced peak periods, we are able to generate attractive margins on non-contracted power. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls, and also provides the flexibility to enhance profitability through the production of power during peak price periods.

Q3/2005 INTERIM REPORT	11

The following table sets forth our contract profile for our existing facilities over the next five years, assuming long-term average hydrology:

YEARS ENDED DECEMBER 31	2006	2007	2008	2009	2010

Generation (GWh)
Contracted	8,540	7,787	5,294	4,339	4,338
Uncontracted	3,193	3,836	6,322	7,288	7,289

	11,733	11,623	11,616	11,627	11,627

Contracted Generation
Revenue ($millions)	552	546	416	375	376
Price ($/MWh)	65	70	79	87	87

The increase in the average selling price for contracted power over the next five years reflects contractual step-ups in long duration contracts and the expiry of lower priced contracts during the period. The recontracting of this power at market rates should result in increased revenues over time based on current electricity prices.
Funds Management
We manage dedicated investment funds on behalf of institutional and other investors, as well as for ourselves. We focus our efforts on managing debt and equity investments backed with property, power and infrastructure assets. We also operate bridge lending, restructuring and capital markets funds that have a broader mandate but still focus on these particular industries.
The following table shows the composition of the assets under management and the book value of capital deployed by us at September 30, 2005 and December 31, 2004, together with the associated operating cash flow:

	Assets Under Management [1]		Book Value		Operating Cash Flow [2]		Operating Cash Flow [2]
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004	2005	2004

Investment Funds	$5,523	$4,638	$1,783	$1,063	$41	$22	$91	$56
Private Equity Funds	791	2,094	791	2,094	5	23	91	66
Public Securities	19,776	5,123	2,352	1,562	16	16	124	90

Total	$26,090	$11,855	$4,926	$4,719	$62	$61	$306	$212

1	Capital committed by Brookfield and its investment partners

2	Represents investment income and fees net of associated operating expenses
The acquisition of Hyperion Capital Management during the second quarter significantly increased our public securities assets under management. Our public securities operations are focused on managing traditional bond and structured real estate debt securities on behalf of a number of U.S. and international institutions. The aggregate book value of our funds management operations increased as further capital was invested within the operations, in particular our new timberland fund, offset by the disposition of our investment in Falconbridge, which was held within our private equity funds.
Cash flow from operations increased slightly to $62 million from $61 million for the quarter as increased contributions from our investment funds was offset by a lower contribution from private equity investments following the sale of our investment in Falconbridge. Operating cash flows include fees and participations, net of associated operating expenses, which increased to $14 million in the quarter from $12 million last year, and $39 million on a year-to-date basis, versus $33 million for the same period last year.
The increase in fees reflects the continued growth in assets under management and we expect the rate of growth of these fees to increase as we expand our operating platform through new funds and as increased participation fees from investments made in recent years through existing funds are realized.
Investment Funds

	Assets Under Management [1]		Book Value
	September 30	December 31	September 30	December 31
US$ MILLIONS	2005	2004	2005	2004

Investment Funds
Bridge Lending Fund	$989	$1,148	$356	$698
Real Estate Finance Fund	627	627	105	103
Restructuring Fund	369	366	84	95
Real Estate Opportunity Fund	342	210	342	80
Timber Management Fund	896	87	896	87
Core Properties [2]	2,300	2,200	—	—

Total	$5,523	$4,638	$1,783	$1,063

1	Capital committed by Brookfield and its investment partners

2	Book value of Brookfield’s capital commitment is included in Commercial Properties

12	Brookfield Asset Management Inc.

We continued to expand our investment funds during the year, most notably with the acquisition of approximately $775 million of private timberlands to establish Island Timberland LP, which is owned 50% by ourselves and the balance by two institutional investors. The amount of capital deployed in bridge lending declined with the syndication of positions held at year end and collections, offset by new loans during the quarter, while our real estate opportunity fund acquired additional properties in the US and is actively pursuing a number of potential acquisitions.
Investment funds contributed $41 million to operating cash flow during the quarter, compared to $22 million in the same quarter last year. Our bridge fund continues to be a major contributor generating cash flow of $10 million in the quarter, similar to the amount earned in the comparable quarter last year. Timber operations contributed $19 million of cash flow during the quarter, compared with $2 million last year. Our restructuring and real estate finance funds are working to complete the monetization of investments with meaningful embedded gains that we hope to conclude within the next six months.
Private Equity Funds
We own a number of investments in our Private Equity Funds which will either be sold once value has been maximized or integrated into our core operations. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets. The following table sets out our private equity investments:

				Book Value
		# of	%	September 30	December 31
US$ MILLIONS	Location	Shares	Interest	2005	2004

Forest products
Norbord Inc.	North America/U.K.	53.8	37%	$185	$177
Fraser Papers Inc.	North America	13.4	46%	207	204
Katahdin Paper Company, LLC	Maine		100%	84	85
Cascadia	North America		100%	91	—
Business Services
Banco Brascan, S.A.	Rio de Janeiro		40%	69	59
Privately held	Various		1	46	71
Publicly listed	North America		1	34	86
Mining and metals
Falconbridge	International			—	1,344
Tin mining	Brazil			—	10
Coal lands	Alberta		100%	75	58

Total				$791	$2,094

1	Varying interests
During 2004 we issued debentures that are exchangeable into 20 million of the 53.8 million Norbord shares shown above. These 20 million shares have a carried value of $69 million at September 30, 2005, whereas the liability associated with the debentures exchangeable into these shares has a carried value of $211 million which is included in other liabilities, representing an unrealized settlement gain of $142 million. The remaining 33.8 million shares have a carried value of $116 million compared to a market value of $357 million as at September 30, 2005, representing a further unrealized gain of $241 million.
During the quarter we sold nearly all of our investment in Falconbridge to Xstrata plc in exchange for proceeds of $1.7 billion, including $375 million of convertible debentures of Xstrata which are included in Financial Assets, and recorded a pre-tax gain of $785 million. As a result, our common share interest declined from 74.4 million shares (20%) to 1.3 million shares (1%) with a book value of $17 million, which have been included in Public Securities.
Operating cash flows from private equity investments decreased to $5 million during the quarter from $23 million in the same quarter last year. The decrease is due to a reduction in dividends received from our investment in Falconbridge due to the monetization of our position during the previous two quarters.
The operating cash flows reflect the dividends received from our investments in Norbord and Fraser Papers which totalled $5 million during the quarter, whereas our net income is determined based on our pro rata share of the net income of each company, which is set forth in the following table:

Q3/2005 INTERIM REPORT	13

	Net Income
	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004

Equity accounted income
Falconbridge	$19	$46	$145	$149
Norbord [1]	17	32	68	120
Fraser Papers [1]	(2)	1	(3)	1

Total	$34	$79	$210	$270

1	In 2004, Nexfor Inc. distributed its paper operations to its shareholders as Fraser Papers Inc. and changed its name to Norbord Inc.
Falconbridge reported a substantial increase in net income for the quarter, however, this was more than offset by the reduction in our common share interest as a result of the sale to Xstrata. Norbord continued to report strong results based on continued high prices for oriented strandboard (“OSB”), although the results were lower than the results reported in the same quarter last year during which OSB prices were particularly strong. We also sold 10 million common shares of Norbord during the third quarter of 2004. The contribution from Norbord includes the equity accounted earnings from the 33.8 million shares we own, as well as the 20 million shares against which we have issued exchangeable debentures. Fraser Papers continues to face a competitive pricing environment; however we are optimistic that the management teams are effectively repositioning the businesses to achieve improved results and enhance values. Further information on the results for these companies is available on their web sites.
Public Securities
Public securities are comprised principally of government and highly rated corporate debt securities as well as asset and mortgage backed securities, which are managed on behalf of a number of pension funds, insurance companies, government agencies and other investors, including ourselves. The assets under management are held through publicly listed closed end funds, segregated accounts and private pooled funds. Assets under management increased by $14 billion during the year primarily due to the acquisition of Hyperion. We also invest in common shares, income trust units, high yield bonds and preferred shares, utilizing the knowledge and experience gained in our operating activities.

	Assets Under Management [1]		Book Value
	September 30	December 31	September 30	December 31
US$ MILLIONS	2005	2004	2005	2004

Public securities
Government bonds	$1,530	$1,216	$1,128	$748
Corporate bonds	4,417	1,253	430	221
Asset backed securities	12,402	367	175	171
High yield bonds	133	122	133	122
Common shares	1,294	2,165	486	300

Total	$19,776	$5,123	$2,352	$1,562

[1]	Capital committed by Brookfield and its investment partners
Government and corporate bonds increased by approximately $600 million reflecting growth in the investment portfolios within our insurance operations. We also increased our investment in common share positions held within various investment funds to capitalize on what we believe are undervalued securities.
Operating cash flows were $16 million during the quarter, similar to results for the same quarter last year. The current period results reflected higher invested balances whereas the comparable quarter reflected higher net fee income.
OTHER ASSETS
Cash and Financial Assets
Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay contractual revolving credit lines and invest in shorter term financial assets which generate higher returns while still providing a source of liquidity to fund investment initiatives.
Financial assets represent securities that are not actively deployed within our funds management operations, pending deployment into our core operations. The book value of our financial assets approximates their realizable value. The following table shows the composition of these assets and associated cash flow:

14	Brookfield Asset Management Inc.

	Book Value		Operating Cash Flow		Operating Cash Flow
	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004	2005	2004

Financial assets
Government bonds	$55	$42
Corporate bonds	1,185	463
Asset backed securities	305	—
Preferred shares	641	351
Common shares	205	140

Total financial assets	2,391	996
Cash	1,244	404
Investment income			$34	$17	$63	$38
Disposition gains			5	—	9	—

Total	$3,635	$1,400	$39	$17	$72	$38

Financial assets increased by $1.4 billion due to the monetization of our investment in Falconbridge. A large portion of the proceeds were invested in corporate bonds and asset backed securities that are largely short term, high quality floating rate securities which are intended to protect our capital and liquidity while earning an appropriate return pending redeployment. Proceeds from the monetization also included $375 million of 4% debentures convertible into common shares of Xstrata plc, which are included in corporate bonds, and $950 million preferred shares of Falconbridge, of which we continued to hold $570 million at September 30, 2005. We expect the remaining preferred shares, which currently generate an average yield of 6.2%, will be redeemed on or around the end of 2005 as a result of Inco’s bid for Falconbridge.
Investment income generated by these assets during the quarter increased to $39 million from $17 million in the same quarter last year, reflecting the increase in invested funds and gains recognized during the quarter.
Accounts Receivable and Other

	Book Value			Operating Cash Flow		Operating Cash Flow
	Sept. 30	June 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2005	2004	2005	2004	2005	2004

Accounts receivable	$2,439	$2,017	$990
Restricted cash	512	511	29
Other	732	671	532

Other income				$13	$4	$39	$25
Property and disposition gains				28	63	28	123

Total	$3,683	$3,199	$1,551	$41	$67	$67	$148

Accounts receivable and other assets include working capital balances employed in our operating businesses, in particular accounts receivable in respect of contracted revenues owing but not yet collected, dividend, interest and fees owing to the company and the straight-lining of long-term contracted revenues in accordance with accounting guidelines. The magnitude of these balances varies somewhat based on seasonal variances and tends to increase with the overall growth in business activity.
The increase in accounts receivable was largely due to the expansion in our business operations, including the acquisition of operating businesses within our private equity and restructuring fund activities, power generation facilities and commercial properties acquired during the period and increased volumes in our residential properties operations. Restricted cash relates to commercial property financing operations and security trading activities, and increased since year-end primarily due to the financing arrangements for our 20 Canada Square property acquired in the first quarter. Other assets include inventories, prepaid expenses and intangible assets.
Other income includes miscellaneous revenues and smaller disposition gains that have not been specifically attributed to a particular business group.
In the current quarter we recorded a gain of $28 million on the sale of Royal LePage commercial property brokerage and advisory operations to Cushman & Wakefield. During the quarter ended September 30, 2004 we recorded a gain of $63 million on the sale of 10 million common shares of Norbord. The results for the nine months ended September 30, 2004 also include a $60 million lease termination gain, of which $30 million is attributable to the other investors in our core commercial property business.

Q3/2005 INTERIM REPORT	15

CAPITAL RESOURCES AND LIQUIDITY
Capitalization
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from the previous quarter. This reflects the low cost of non-recourse investment grade financings achievable due to the high quality of our commercial properties and power generating plants, as well as the low cost of non-participating preferred equity issued over a number of years, principally in the form of perpetual preferred shares.
The following table details our consolidated liabilities and shareholders’ interests at September 30, 2005 and December 31, 2004 and the related cash costs for the three months and nine months ended September 30, 2005 and 2004:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]		Operating Cash Flow [2]
	Sept. 30	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2005	2004	2005	2004	2005	2004

Non-recourse borrowings
Property specific mortgages	7%	$8,112	$6,045	$137	$84	$378	$238
Other debt of subsidiaries	7%	2,481	2,373	28	29	116	96
Corporate borrowings	7%	1,685	1,675	30	21	91	64
Accounts payable and other liabilities	5%	5,086	2,719	49	38	142	93
Capital securities	6%	1,598	1,548	23	20	67	56
Shareholders’ interests
Minority interests of others in operations	17%	2,076	1,780	74	74	235	248
Preferred equity	6%	590	590	8	6	25	17
Common equity	20%	4,586	3,277	278	182	631	476

	9.5%	$26,214	$20,007	$627	$454	$1,685	$1,288

1	Based on operating cash flows as a percentage of average book value

2	Interest expense and distributions in the case of borrowings and capital securities, current taxes and operating expenses in the case of accounts payable and other liabilities, and attributable operating cash flows in the case of shareholders’ interests, including cash distributions
Property Specific Mortgages
Where appropriate, we finance our operating assets with long-term, non-recourse borrowings such as property specific mortgages which do not have recourse to the Corporation or our operating entities.
The composition of our borrowings which have recourse limited to specific assets is as follows:

		Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	Average	Sept. 30	Sept. 30	Dec. 31	Three months ended Sept. 30
US$ MILLIONS	Term	2005	2005	2004	2005	2004

Commercial properties	11	7%	$5,413	$4,534	$81	$67
Power generation	10	7%	2,289	1,511	50	17
Funds management	19	6%	410	—	6	—

Total	11	7%	$8,112	$6,045	$137	$84

1	As a percentage of average book value of debt

2	Interest expense
These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate, with an average maturity of 11 years. Commercial property borrowings represent mortgage debt on properties and includes debt financing secured by 20 Canada Square, which was acquired in the first quarter of 2005. Power generating borrowings represent financings secured by our power generating facilities, and includes approximately $630 million of debt secured by our Louisiana facilities that was consolidated with effect from the beginning of 2005. Funds management debt represents debt issued by the timber fund we formed earlier this year and is secured by the timberlands. This debt has an average maturity of 19 years and a blended interest rate of 6.0%.
Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	2010	Beyond	Total

Commercial properties	$94	$302	$419	$302	$756	$366	$3,174	$5,413
Power generation	165	508	35	32	84	—	1,465	2,289
Funds management	—	—	—	—	—	—	410	410

Total	$259	$810	$454	$334	$840	$366	$5,049	$8,112

Percentage of total	3%	10%	6%	4%	10%	5%	62%	100%

16	Brookfield Asset Management Inc.

Power generation debt includes a bridge loan of $471 million which matures during 2006 and is secured by the New York power generation assets acquired in late 2004. We expect to refinance this bridge loan with long-term debt during the next six months.
Other Debt of Subsidiaries
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities and other types of debt and financial obligations of subsidiaries. The composition of these borrowings is as follows:

		Cost of Capital(1)	Book Value		Operating Cash Flow [2]
	Average	Sept. 30	Sept. 30	Dec. 31	Three months ended Sept. 30
US$ MILLIONS	Term	2005	2005	2004	2005	2004

Property [3]	2	6%	$855	$660	$7	$9
Power generation	4	5%	480	617	5	5
Funds management	4	5%	501	530	4	9
International operations and other	7	9%	645	566	12	6

Total	4	7%	$2,481	$2,373	$28	$29

1	As a percentage of average book value of debt

2	Interest expense

3	Portion of interest expensed through cost of sales
Property debt consists largely of residential construction financing which is repaid from the proceeds from sales of building lots, single family houses and condominiums and is generally renewed on a rolling basis as new construction commences. Power generation debt consists of public term debt issued in late 2004 and early 2005. Funds management debt includes $280 million of retractable preferred shares, as well as security financings and debt issued by consolidated investments and funds. International operations and other debt includes $440 million of debt due in 2015 which is guaranteed by Brookfield, although the value is supported by subsidiary assets.
Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	2010	Beyond	Total

Property	$520	$296	$26	$11	$2	$—	$—	$855
Power generation	—	92	—	—	388	—	—	480
Funds management	129	—	118	45	6	—	203	501
International operations and other	41	108	52	1	1	2	440	645

Total	$690	$496	$196	$57	$397	$2	$643	$2,481

Percentage of total	28%	20%	8%	2%	16%	—%	26%	100%

Corporate Borrowings
Corporate borrowings represent short and long-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks.
The following table summarizes our corporate credit facilities:

	Cost of Capital [1]	Book Value		Operating Cash Flow[2]
	Sept. 30	Sept. 30	Dec. 31	Three months ended Sept. 30
US$ MILLIONS	2005	2005	2004	2005	2004

Commercial paper and bank debt	3%	$—	$249	$2	$2
Term debt	7%	1,685	1,426	28	19

Total	7%	$1,685	$1,675	$30	$21

1	As a percentage of average book value of debt

2	Interest expense
During the second quarter, we issued C$300 million of 30-year debentures with a coupon of 5.95%. In addition, we converted our bank facilities into four-year revolving term facilities, whereas they were previously one-year revolving facilities that were convertible into three-year amortizing term loans at the company’s option.
Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	2005	2006	2007	2008	2009	2010	Beyond	Total

Commercial paper and bank debt	$—	$—	$—	$—	$—	$—	$—	$—
Term debt	108	110	109	300	—	200	858	1,685

Total	$108	$110	$109	$300	$—	$200	$858	$1,685

Percentage of total	6%	7%	6%	18%	—%	12%	51%	100%

Q3/2005 INTERIM REPORT	17

Accounts Payable and Other Liabilities

		Book Value		Operating Cash Flow		Operating Cash Flow
	Sept. 30	June 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2005	2004	2005	2004	2005	2004

Accounts payable	$2,087	$2,069	$1,420
Insurance liabilities	1,287	1,108	717
Finance lease obligations	479	479	—
Other liabilities	1,233	920	582

Other operating costs				$21	$22	$68	$53
Current income taxes				28	16	74	40

Total	$5,086	$4,576	$2,719	$49	$38	$142	$93

Accounts payable and other liabilities increased during the quarter due to the assumption of working capital balances on the acquisition of additional operating assets, as well as overall growth in the level of business activity. Accounts payable increased during the year due to continued expansion of our business operations, as discussed under Accounts Receivable. Insurance liabilities include claims and deposit liabilities within our insurance operations. These liabilities increased during the year due to continued expansion of these operations. Finance lease obligations represents cash held in connection with the property specific financing on 20 Canada Square. Other liabilities includes $211 million representing the debentures exchangeable into 20 million Norbord common shares.
Other operating costs are those which are not directly attributable to specific business units and have increased in line with the overall level of business activity.
Current income tax expense relates principally to the taxable income generated within our U.S home building operations. This income cannot be sheltered with tax losses elsewhere in the business due to the separate public ownership of this operation.
Future Income Taxes and Other Provisions
Future income taxes and other provisions are set forth in the following table:

	Net Income
	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004	2005	2004

Future income taxes	$172	$54	$285	$160
Revaluation gains and losses:
Interest rate contracts	(28)	—	33	—
Norbord exchangeable debentures	41	(5)	10	(5)
Intangible assets	—	—	26	—
Foreign exchange on capital securities	—	56	—	36
Tax effect	(5)	2	(25)	2

Total	$180	$107	$329	$193

Our future income tax provision was significantly higher than in the comparable period, due principally to the inclusion of an accounting tax provision associated with the Falconbridge gain, which was $149 million in the third quarter and $251 million to date. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future, other than in our home building operations. Nonetheless, we record non-cash tax provisions as required under GAAP, which, in addition to the Falconbridge gain, also reflect any changes in the carrying value of our tax shield during the period, and tax provisions in respect of the non-cash equity earnings recorded on our investments in Falconbridge and Norbord.
Revaluation provisions include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued. These contracts had a positive value at the end of the quarter due to increases in long-term interest rates, resulting in a revaluation gain for accounting purposes of $18 million, net of tax. Year to date we have recorded a revaluation charge of $21 million, net of tax. It is important to note that the corresponding increase in the value of our long duration interest sensitive assets is not reflected in earnings. Furthermore, subsequent to quarter end interest rates have increased such that we expect most of the net charge incurred this year to be reversed and recorded as non-cash income in the fourth quarter should rates stay where they currently are.

18	Brookfield Asset Management Inc.

Provisions also include a revaluation loss of $41 million on debentures issued by us that are exchangeable into 20 million Norbord common shares, equal to the increase in the Norbord share price during the period, as required by accounting rules. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market. In the second quarter we wrote off intangible assets that would otherwise have been expensed over time as depreciation and amortization, and in the prior year, provisions included the impact of foreign currency revaluation of capital securities that were reclassified as liabilities (See Changes in Accounting Policies).
Capital Securities
Capital securities represent long-term preferred shares and preferred securities that can be settled by a variable number of the issuers’ common shares upon their conversion and, as a result of new accounting guidelines, are no longer classified as equity. The following table summarizes capital securities issued by the company and its commercial property subsidiary:

	Cost of Capital [1]	Book Value		Operating Cash Flow [2]
	Sept. 30	Sept. 30	Dec. 31	Three months ended Sept. 30
US$ MILLIONS	2005	2005	2004	2005	2004

Corporate preferred shares and preferred securities	6%	$669	$647	$11	$9
Subsidiary preferred shares	6%	929	901	12	11

	6%	$1,598	$1,548	$23	$20

1	As a percentage of average book value

2	Interest expense
Principal repayments due on capital securities are as follows:

	2005	2010	2015
US$ MILLIONS	to 2009	to 2014	to 2019	2020 +	Total

Corporate preferred shares and preferred securities	$—	$303	$151	$215	$669
Subsidiary preferred shares	—	517	412	—	929

Total	$—	$820	$563	$215	$1,598

Percentage of total	—%	51%	35%	14%	100%

Distributions paid on these securities are recorded as interest expense.
Shareholders’ Interests
Shareholders’ interests are comprised of three components: participating interests of other shareholders in our operating assets and subsidiary companies; non-participating preferred shares issued by the company and its subsidiaries; and common equity of the company.
Shareholders’ interests at September 30, 2005 and December 31, 2004 were as follows:

	Number of Shares		Book Value		Operating Cash Flow [1]
	Sept. 30		Sept. 30	Dec. 31	Three months ended Sept. 30
US$ MILLIONS	2005		2005	2004	2005	2004

Interests of others in assets
Property
Commercial	114.6		$999	$1,024	$48	$51
Residential	15.3		163	122	19	17
Power generation	24.1		214	194	—	4
Funds management			362	110	4	—
Other			76	80	—	—
Subsidiary preferred shares			262	250	3	2

			2,076	1,780	74	74
Preferred shares			590	590	8	6
Common equity	273.8	[2]	4,586	3,277	278	182

			$7,252	$5,647	$360	$262

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Includes convertible debentures and options on an “as converted” basis
Interests of others in funds management includes the 50% interest of our institutional investment partners in the net equity of our timberland fund established earlier this year.

Q3/2005 INTERIM REPORT	19

Interest Rate Profile
During the past two years we have taken a number of steps to reposition our capital structure in order to protect the value of the company in a rising interest rate environment. This included issuing long-dated fixed rate debt and terminating financial contracts previously put in place to convert existing fixed rate debt to floating rate. At the time of this report, the average term of our consolidated debt is 10 years.
These steps have increased our current cost of borrowing; however we believe they are prudent, will result in a lower cost of capital over time and provide an important economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. We have also entered into financial contracts which overlay a further $2.3 billion notional value of fixed rate liabilities to further hedge the value of our assets against increases in interest rates. Notwithstanding that these contracts represent economic hedges, accounting rules require that a number of these financial contracts be revalued at the end of each reporting period, and any changes in value be recorded in our operating results during the period. An increase in long-term interest rates of 10 basis points will result in a revaluation gain of $16 million in respect of the financial contracts in place as at September 30, 2005, and vice versa, even though any corresponding change in the value of our assets will not be reflected in earnings. This may result in short term fluctuations in our quarterly operating results as it did in the most recent quarter, but measured over the longer term, should provide more stable returns. In the event that we are wrong and interest rates remain at low or lower levels than today, we will have to absorb the cost of these positions in our operating results in the short term. Correspondingly, we will benefit from increased value of our assets, but that will likely not be realized in our operating results in the short term.
SEGMENTED FINANCIAL INFORMATION
The following is a summarized statement that sets forth the net investment in each of our operating businesses along with associated operating cash flows:

	Book Value		Operating Cash Flow		Operating Cash Flow
	Sept. 30	Dec. 31	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004 [1]	2005	2004 [1]	2005	2004 [1]

Assets
Property
Direct [2]	$981	$965	$120	$12	$148	$38
Brookfield Properties	1,079	1,076	48	49	149	181
Brookfield Homes	164	122	19	18	45	32

	2,224	2,163	187	79	342	251
Power generation	1,227	1,216	42	47	202	140
Funds management	2,930	3,645	70	45	244	185
Cash and financial assets	2,351	229	23	10	43	25
Accounts receivable and other assets	111	136	28	63	28	63

	$8,843	$7,389	$350	$244	$859	$664

Liabilities
Other debt of subsidiaries	$440	$393	$13	$12	$39	$34
Corporate borrowings	1,685	1,675	30	25	91	79
Accounts and other payables	835	730	7	6	34	21
Capital securities	669	647	11	11	31	30
Shareholders’ interests
Preferred equity — subsidiaries	30	69	3	2	8	7
Preferred equity — corporate	598	598	8	6	25	17
Common equity	4,586	3,277	278	182	631	476

	5,214	3,944	289	190	664	500

	$8,843	$7,389	$350	$244	$859	$664

Per share	$17.74	$12.76	$1.04	$0.70	$2.37	$1.83

1	Revised to reflect the current presentation, including the reclassification of capital securities

2	Includes $340 million of book value relating to our investment in Canary Wharf Group, plc
Segmented operating cash flow from property operations increased from the comparable quarter last year as a result of the $110 million dividend received on our investment in Canary Wharf Group, plc.

20	Brookfield Asset Management Inc.

Power generation contribution benefitted from the impact of acquisitions and higher prices, however this was offset by a decline in generation from existing assets over the prior quarter due to lower hydrology. The capital deployed in this business was relatively unchanged as acquisitions during the period were funded by capital resources within the operating unit.
The contribution from funds management increased during the quarter due to higher investment returns, offset in part by higher operating expenses and carrying charges, reflecting increased activity. The amount of capital employed in this area decreased as the monetization of our investment in Falconbridge and loan collections was partially offset by new fund investments during the period, in particular the net equity committed by us to the timberland fund.
Cash and financial assets increased substantially due to the receipt of $1.7 billion in proceeds from the sale of our investment in Falconbridge during the quarter. In addition, the retractable preferred shares received on the reorganization of Falconbridge in the second quarter contributed to an increase in operating cash flow.
Liabilities increased during the period, primarily as a result of financing new acquisitions and an increased level of business activity. The increase in shareholders’ interests reflects the substantial net income generated during the period, offset in part by dividends and common share repurchases.
SUPPLEMENTAL INFORMATION
The following sections contain additional information required by applicable continuous disclosure guidelines.
Contractual Obligations
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
		Less than	1- 3	4 - 5	After 5
US$ MILLIONS	Total	One Year	Years	Years	Years

Long-term debt
Property specific mortgages	$8,112	$259	$1,598	$1,206	$5,049
Other debt of subsidiaries	2,481	690	749	399	643
Corporate borrowings	1,685	108	519	200	858
Capital securities	1,598	—	—	172	1,426
Lease obligations	8	1	3	2	2
Commitments	445	445	—	—	—
Interest expense [1]
Long-term debt	7,008	195	1,859	961	3,993
Capital securities	1,421	23	269	179	950

[1]	Represents aggregate interest expense expected to be paid over the term of the debt based on current interest rates
Contractual obligations represent commitments provided by the company and its subsidiaries in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $81 million is included in the consolidated balance sheet.
Issued and Outstanding Common Shares
During the nine months ended September 30, 2005 and the year ended December 31, 2004 the number of issued and outstanding common shares changed as follows:

	September 30	December 31
MILLIONS	2005	2004

Outstanding at beginning of year	258.7	256.1
Issued (repurchased):
Dividend reinvestment plan	—	0.1
Management share option plan	1.4	0.4
Conversion of debentures and minority interests	1.3	2.9
Normal course issuer bid	(0.3)	(0.8)

Outstanding at end of period	261.1	258.7
Unexercised options	12.7	12.2
Reserved for conversion of subordinated notes	—	0.8

Total diluted common shares	273.8	271.7

Q3/2005 INTERIM REPORT	21

Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	September 30	September 30
MILLIONS	2005	2004

Net income	$1,511	$468
Preferred share dividends	(25)	(17)

Net income available for common shareholders	$1,486	$451

Weighted average outstanding common shares	260	257
Dilutive effect of the conversion of notes and options using treasury stock method	6	4

Common shares and common share equivalents	266	261

Distributions
Distributions per security paid by the Corporation during the first nine months of 2005 and the same period in 2004 are as follows:

	Distributions per Security
YEARS ENDED DECEMBER 31 (US$)	2005	2004

Class A Common Shares	$0.44	$0.41
Class A Preference Shares
Series 1 [1]	—	0.29
Series 2	0.46	0.40
Series 3	1,678.73	1,277.21
Series 4 + 7	0.46	0.40
Series 8	0.54	0.42
Series 9	0.87	0.79
Series 10	0.88	0.81
Series 11	0.85	0.78
Series 12	0.83	0.76
Series 13	0.46	—
Series 14	1.65	—
Series 15	0.46	—
Preferred Securities
Due 2050	1.28	1.18
Due 2051	1.28	1.17

[1]	Redeemed July 30, 2004
CHANGES IN ACCOUNTING POLICIES
The following accounting policies were implemented during the first quarter.
Consolidation of Variable Interest Entities, AcG 15
Effective January 1, 2005, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15) without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses or expected residual returns. There was no impact to common equity as a result of implementing the new guidelines.
The major entity that was consolidated as a result of AcG 15 was our 75% equity interest in Louisiana HydroElectric. The following table shows the balances related to Louisiana HydroElectric as at September 30, 2005 and December 31, 2004, and for the three months ended September 30, 2005 and 2004.

22	Brookfield Asset Management Inc.

	Book Value
	September 30	December 31, 2004
US$ MILLIONS	2005	Revised	Actual

Assets
Cash and financial assets	$83	$52	$—
Accounts receivables and other	603	566	—
Power generation	462	516	244

	1,148	1,134	244

Liabilities
Property specific mortgages	639	636	—
Accounts payable and other liabilities	215	210	—
Minority interests of others in assets	40	44	—

Net assets	$254	$244	$244

	Three months ended
	September 30	September 30, 2004
US$ MILLIONS	2005	Revised	Actual

Net operating income
Power generation	$14	$27	$3
Expenses
Property specific mortgages	22	21	—
Minority share of net income before the following	(2)	1	—

	(6)	5	3
Depreciation, amortization and non-cash taxes	—	(3)	—
Minority share of the foregoing items	—	1	—

Net income (loss)	$(6)	$3	$3

Liabilities and Equity, CICA Handbook Section 3861
Effective January 1, 2005, the company adopted the amendment to CICA handbook section 3861, Financial Instruments: Disclosure and Presentation with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. As a result, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities”. Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $111 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 will be reduced reflecting the foregoing items by $93 million. The impact of the change on net income attributable to common shares for the nine months ended September 30, 2005 was $nil (2004 – $-32 million).

Brian D. Lawson	Bryan K. Davis
Managing Partner and Chief Financial Officer	Senior Vice President, Finance
November 3, 2005
Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results.

Q3/2005 INTERIM REPORT	23

QUARTERLY RESULTS

	2005 [1]			2004 [1]				2003 1
US$ MILLIONS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenues	$1,368	$1,174	$974	$1,299	$994	$838	$768	$983

Net operating income
Property	277	264	228	342	241	222	214	233
Power generation	98	122	141	70	68	71	74	57
Funds management	57	104	64	34	46	65	54	33
Investment income	39	19	14	7	17	10	11	11
Gains and other	41	9	17	5	67	67	14	157

	512	518	464	458	439	435	367	491
Expenses
Interest expense	218	235	199	154	154	153	147	135
Current income taxes	28	30	16	46	16	16	8	20
Other operating costs	21	20	27	30	22	13	18	19
Minority share of net income before the following	74	78	83	112	74	100	74	119

Net income before the following	171	155	139	116	173	153	120	198
Equity accounted income from investments	34	73	103	62	79	95	96	48
Gains on disposition of Falconbridge	785	565	—	—	—	—	—	—
Depreciation and amortization	(102)	(92)	(77)	(79)	(60)	(56)	(56)	(40)
Future income taxes and other provisions	(180)	(121)	(28)	(67)	(107)	(42)	(44)	(95)
Minority share of the foregoing items	28	30	28	55	48	40	29	32

Net income	$736	$610	$165	$87	$133	$190	$145	$143

	2005 [1]			2004 [1]				2003 [1]
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net income before the following	$171	$155	$139	$116	$173	$153	$120	$198
Dividends from Falconbridge	—	12	12	12	11	11	11	12
Dividends from Norbord	5	48	4	5	4	5	5	5
Dividend from Canary Wharf	110	—	—	—	—	—	—	—

Cash flow from operations and gains	286	215	155	133	188	169	136	215
Preferred share dividends	8	9	8	7	6	6	5	6

Cash flow to common shareholders	$278	$206	$147	$126	$182	$163	$131	$209

Common equity — book value	$4,586	$3,872	$3,411	$3,277	$3,229	$3,079	$2,981	$2,899
Common shares outstanding	261.1	260.2	259.5	258.7	258.0	258.0	257.7	256.1
Per common share
Cash flow from operations	$1.04	$0.78	$0.55	$0.70	$0.70	$0.64	$0.49	$0.80
Net income	2.73	2.26	0.59	0.29	0.49	0.71	0.53	0.52
Dividends	0.15	0.15	0.14	0.14	0.14	0.14	0.13	0.13
Book value	17.74	15.07	13.37	12.76	12.54	11.96	11.62	11.23
Market trading price (NYSE)	46.60	38.16	37.75	36.01	30.20	28.24	26.84	20.36
Market trading price (TSX) — C$	54.14	46.80	45.70	43.15	38.13	37.42	34.87	26.49

[1]	2004 and 2003 results have been revised to reflect adoption of new accounting standards which require capital securities to be presented as liabilities and distributions as interest expense, as well as any associated foreign currency revaluation and to conform to current presentation

24	Brookfield Asset Management Inc.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004 [1]	2005	2004 [1]

Total revenues	$1,368	$994	$3,516	$2,600

Net operating income
Property	277	241	769	677
Power generation	98	68	361	213
Funds management	57	46	225	165
Investment income	39	17	72	38
Gains and other	41	67	67	148

	512	439	1,494	1,241

Expenses
Interest expense	218	154	652	454
Current income taxes	28	16	74	40
Other operating costs	21	22	68	53
Minority share of net income before the following	74	74	235	248

	171	173	465	446

Equity accounted income from investments	34	79	210	270
Gains on disposition of Falconbridge	785	—	1,350	—
Depreciation and amortization	(102)	(60)	(271)	(172)
Future income taxes and other provisions	(180)	(107)	(329)	(193)
Minority share of the foregoing items	28	48	86	117

Net income	$736	$133	$1,511	$468

Net income per common share
Diluted	$2.73	$0.49	$5.58	$1.73
Basic	$2.80	$0.50	$5.72	$1.75

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

UNAUDITED	Three months ended Sept. 30		Nine months ended Sept, 30
US$ MILLIONS	2005	2004 [1]	2005	2004 [1]

Retained earnings, beginning of period	$2,620	$1,806	$1,944	$1,559
Net income	736	133	1,511	468
Shareholder distributions — Preferred equity	(8)	(6)	(25)	(17)
— Common equity	(41)	(35)	(116)	(102)
Amount paid in excess of the book value of common shares purchased for cancellation	—	—	(7)	(10)

Retained earnings, end of period	$3,307	$1,898	$3,307	$1,898

[1]	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”
See accompanying notes to financial statements

Q3/2005 INTERIM REPORT	25

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
US$ MILLIONS	2005	2004 [1]	2005	2004 [1]

Operating activities
Net income	$736	$133	$1,511	$468
Adjusted for the following non-cash items
Depreciation and amortization	102	60	271	172
Future income taxes and other provisions	180	107	329	193
Gains on disposition of Falconbridge	(785)	—	(1,350)	—
Minority share of non-cash items	(28)	(48)	(86)	(117)
Excess of equity income over dividends received	(29)	(64)	(129)	(223)

	176	188	546	493
Special dividend from Norbord Inc.	—	48	—	48
Net change in non-cash working capital balances and other	255	94	329	44

	431	330	875	585

Financing activities
Corporate borrowings, net of repayments	(181)	208	(15)	207
Property specific mortgages, net of repayments	176	773	877	954
Other debt of subsidiaries, net of repayments	(149)	(35)	(93)	141
Capital provided by non-controlling interests	—	—	263	—
Preferred equity of subsidiaries issued	—	—	—	143
Common shares and equivalents repurchased	—	—	(12)	(19)
Common shares of subsidiaries repurchased, net	(18)	—	(63)	(17)
Special dividend distributed to minority	—	—	—	(140)
Undistributed minority share of cash flow	46	55	137	177
Shareholder distributions	(49)	(41)	(141)	(119)

	(175)	960	953	1,327

Investing activities
Investment in or sale of operating assets, net
Property	(90)	(77)	(353)	(371)
Power generation	(219)	(908)	(460)	(999)
Funds management	892	(22)	(18)	(177)
Securities	(379)	(173)	(267)	(208)
Dividend from Canary Wharf Group, plc	110	—	110	—

	314	(1,180)	(988)	(1,755)

Cash and cash equivalents
Increase	570	110	840	157
Balance, beginning of period	674	429	404	382

Balance, end of period	$1,244	$539	$1,244	$539

1	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”
See accompanying notes to financial statements

26	Brookfield Asset Management Inc.

CONSOLIDATED BALANCE SHEET

	(UNAUDITED)
	September 30	December 31
US$ MILLIONS	2005	2004 [1]

Assets
Cash and cash equivalents	$1,244	$404
Securities	2,391	996
Accounts receivable and other	3,683	1,551
Property, plant and equipment
Property	9,994	8,839
Power generation	3,636	3,048
Funds management
Securities	$3,181	$3,751
Loans and notes receivable	395	900
Timberlands	900	87
Other	790	431

	5,266	5,169

	$26,214	$20,007

Liabilities and Shareholders’ Equity
Liabilities
Non-recourse borrowings
Property specific mortgages	$8,112	$6,045
Other debt of subsidiaries	2,481	2,373
Corporate borrowings	1,685	1,675
Accounts payable and other liabilities	5,086	2,719
Capital securities	1,598	1,548
Minority interests of others in assets	2,076	1,780
Preferred equity	590	590
Common equity	4,586	3,277

	$26,214	$20,007

[1]	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”
See accompanying notes to financial statements

Q3/2005 INTERIM REPORT	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
1. Summary of Accounting Policies
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies, described in Note 2.
     The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
2. Changes in Accounting Policies
Consolidation of Variable Interest Entities, AcG 15
Effective January 1, 2005, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”) without restatement of prior periods. AcG 15 provides guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the primary beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses or expected residual returns. There was no impact to common equity as a result of implementing the new guidelines.
     The major entity that was consolidated as a result of AcG 15 was our 75% equity interest in Louisiana HydroElectric. The following table shows the balances related to Louisiana HydroElectric as at September 30, 2005 and December 31, 2004, and for the three months ended September 30, 2005 and 2004.

		Book Value
	September 30	December 31, 2004
US$ MILLIONS	2005	Revised	Actual
	(Unaudited)	(Unaudited)
Assets
Cash and financial assets	$83	$52	$—
Accounts receivables and other	603	566	—
Power generation	462	516	244

	1,148	1,134	244

Liabilities
Property specific mortgages	639	636	—
Accounts payable and other liabilities	215	210	—
Minority interests of others in assets	40	44	—

Net assets	$254	$244	$244

	Three months ended
	September 30	September 30, 2004
US$ MILLIONS	2005	Revised	Actual
	(Unaudited)	(Unaudited)
Net operating income
Power generation	$14	$27	$3
Expenses
Property specific mortgages	22	21	—
Minority share of net income before the following	(2)	1	—

	(6)	5	3
Depreciation, amortization and non-cash taxes	—	(3)	—
Minority share of the foregoing items	—	1	—

Net income (loss)	$(6)	$3	$3

28	Brookfield Asset Management Inc.

Liabilities and Equity, CICA Handbook Section 3861
Effective January 1, 2005, the company adopted the amendment to CICA Handbook Section 3861, Financial Instruments: Disclosure and Presentation with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. As a result, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities”. Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $111 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 will be reduced reflecting the foregoing items by $93 million. The impact of the change on net income attributable to common shares for the nine months ended September 30, 2005 was $nil (2004 – $-32 million).
3. Acquisitions
During the year the company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $775 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of development lands for $655 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in minority interests of others in assets.
In connection with the timberland agreement, the company also acquired a direct interest in 3.6 million cubic meters of annual crown harvest rights, along with associated sawmills and remanufacturing facilities for approximately $175 million, including working capital.
During the year the company, along with a 50% partner, completed the acquisition of a 610 megawatt hydroelectric generating facility located in New England for approximately $98 million. The company also completed the acquisition of two hydroelectric generating stations totalling 48 megawatts for $43 million. These facilities are located in Pennsylvania and Maryland.
4. Investment in Falconbridge
During the second quarter there was a substantial reorganization of Falconbridge, included in funds management securities, which involved the repurchase by Falconbridge (formerly Noranda) of approximately 64 million common shares in exchange for $1.25 billion of preferred shares and the subsequent issuance of 135 million shares to minority shareholders of Falconbridge to effect the privatization.
As a result, Brookfield received $950 million retractable preferred shares, which are included in securities as at June 30, 2005, in exchange for 48 million common shares and the company’s common share interest in Falconbridge decreased to 20% from 42%. The exchange and subsequent dilution also resulted in a gain of $463 million, which is net of an associated tax provision of $102 million. Falconbridge redeemed $380 million of the $950 million retractable preferred shares the company received in the most recent quarter.
During the third quarter, the company sold 73 million common shares, or substantially all of its remaining 20% ownership to Xstrata plc. Proceeds from the sale totalled $1.3 billion of cash and a $375 million convertible debentures, resulting in a pre-tax gain of $785 million.
5. Guarantees and Commitments
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
6. Common Equity
The company’s common equity is comprised of the following:

	(UNAUDITED)
	September 30	December 31
US$ MILLIONS	2005	2004

Convertible notes	$—	$11
Class A and B common shares	1,256	1,226
Retained earnings	3,307	1,944
Cumulative translation adjustment	23	96

Common equity	$4,586	$3,277

SHARES OUTSTANDING (MILLIONS)
Class A and Class B common shares issued	261.1	258.7
Unexercised options	12.7	12.2
Reserved for conversion of subordinated notes	—	0.8

Total fully diluted common shares	273.8	271.7

Q3/2005 INTERIM REPORT	29

7. Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.
     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
     During the first nine months of 2005, the company granted 2.6 million stock options at an exercise price of C$45.94 per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 12% volatility, a weighted average expected dividend yield of 1.5% annually and an interest rate of 3.9%.
8. Future Income Taxes and Other Provisions
The following table provides a breakdown of future income taxes and other provisions:

UNAUDITED	Three Months Ended		Nine Months Ended
PERIOD ENDED SEPTEMBER 30 (US$ MILLIONS)	2005	2004	2005	2004

Future income taxes	$172	$54	$285	$160
Other provisions, net of taxes	8	53	44	33

	$180	$107	$329	$193

9. Segmented and Other Information
Revenue and assets by geographic segments are as follows:

	Three Months Ended	Nine Months Ended		Three Months Ended	Nine Months Ended
UNAUDITED	Sept. 30,2005	Sept. 30,2005	Sept. 30,2005	Sept. 30, 2004	Sept. 30,2004	Dec. 31,2004
US$ MILLIONS	Revenue	Revenue	Assets	Revenue	Revenue	Assets

United States	$1,011	$2,183	$13,409	$614	$1,516	$9,943
Canada	247	911	8,652	262	781	6,729
International	110	422	4,153	118	303	3,335

Revenue	$1,368	$3,516	$26,214	$994	$2,600	$20,007

Revenue, net income and assets by reportable segments are as follows:

				Operations					Assets
	Three months ended		Three months ended		Nine months ended		Nine months ended		Sept. 30	Dec. 31
	Sept. 30,2005		Sept. 30,2004		Sept. 30, 2005		Sept. 30, 2004		2005	2004
UNAUDITED		Net		Net		Net		Net
US$ MILLIONS	Revenue	Income	Revenue	Income	Revenue	Income	Revenue	Income

Property
Commercial properties	$300	$173	$283	$170	$885	$524	$822	$521	$7,904	$7,020
Residential properties	461	89	412	62	1,072	219	893	139	1,152	818
Development properties	2	2	3	1	5	2	3	1	897	950
Property services	35	13	33	8	125	24	93	16	41	51
Power generation	170	98	124	68	613	361	389	213	3,636	3,048
Funds management	329	91	69	125	653	435	288	435	5,266	5,169

	1,297	466	924	434	3,353	1,565	2,488	1,325	18,896	17,056
Financial assets and other	71	865	70	84	163	1,489	112	186	7,318	2,951

	$1,368	1,331	$994	518	$3,516	3,054	$2,600	1,511	$26,214	$20,007

Cash interest and other cash expenses		341		266		1,029		795
Depreciation, taxes and other non-cash items		254		119		514		248

Net income from continuing operations		$736		$133		$1,511		$468

Cash taxes paid for the nine month period were $78 million (2004 – $46 million) and are included in other cash expenses. Cash interest paid totalled $614 million (2004 – $430 million).

30	Brookfield Asset Management Inc.

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at September 30, 2005	Symbol	Stock Exchange

Class A and B Common Shares [1]	261,119,517	BAM / BAM.LV.A	New York / Toronto
Unexercised options	12,705,325

Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 3 [2]	1,171	BNN.PR.F	Toronto Venture
Series 4	2,800,000	BAM.PR.C	Toronto
Series 8	1,049,792	BAM.PR.E	Toronto
Series 9	2,950,208	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto

Preferred Securities
Due 2050	5,000,000	BAM.PR.S	Toronto
Due 2051	5,000,000	BAM.PR.T	Toronto

1	Includes 85,120 Class B Common shares that are not listed

2	To be redeemed on November 8, 2005

Dividend Record and Payment Dates	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May,	Last day of February, May
	August and November	August and November

Class A Preference Shares [1]
Series 2, 4, 10, 11, 12 and 13	15th day of March, June	Last day of March, June,
	September and December	September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	15th day of January, April,	First day of February, May,
	July and October	August and November

Preferred Securities [2]	15th day of March, June	Last day of March, June
	September and December	September and December

1	All dividends are subject to declaration by the company’s Board of Directors

2	These securities pay interest on a quarterly basis
Dividend Reinvestment Plan
Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.
Communications
We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.
We maintain an investor relations program to respond to enquiries in a timely manner. Management meets as requested with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.

Q3/2005 INTERIM REPORT	31

Shareholder Enquiries
Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the Head Office:

Toronto:		New York:
Suite 300, 181 Bay Street		Three World Financial Center
BCE Place, P.O. Box 762		11th Floor, 200 Vesey Street
Toronto, Ontario M5J 2T3		New York, New York 10281-1021
Telephone:	416-363-9491	Telephone:	212-417-7000
Facsimile:	416-363-2856	Facsimile:	212-417-7196

Web Site:	www.brascancorp.com
e-mail:	enquiries@brascancorp.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com
Brookfield Asset Management Inc. (Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges.
For more information, please visit our web site at www.brascancorp.com.

32	Brookfield Asset Management Inc.